Exhibit 99.1

LE GAGA HOLDINGS LIMITED ENTERS INTO DEFINITIVE MERGER AGREEMENT FOR GOING PRIVATE TRANSACTION

HONG KONG, July 30, 2014 — Le Gaga Holdings Limited (NASDAQ: GAGA) (“Le Gaga” or the “Company”), a leading greenhouse vegetable producer in China, today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Harvest Parent Limited (“Parent”), a Cayman Islands exempted company with limited liability, and Harvest Merger Limited (“Merger Sub”), a Cayman Islands exempted company with limited liability. Pursuant to the Merger Agreement, Parent will acquire the Company for US$0.0812 per ordinary share or US$4.06 per American Depositary Share, each representing 50 ordinary shares (“ADS”). This represents a 21.56% premium over the closing price of US$3.34 per ADS as quoted by the NASDAQ Global Select Market (“NASDAQ”) on May 21, 2013, and a 22.17% premium over the volume-weighted average trading price of the Company’s ADSs during the 30 trading days prior to, and including, May 21, 2013, the last trading day prior to the Company’s announcement on May 22, 2013 that it had received a “going private” proposal.

The consideration to be paid to holders of ordinary shares and ADSs under the Merger Agreement also represents an increase of US$0.05 from the original US$4.01 per ADS offer price set forth in the May 21, 2013 non-binding proposal letter from Ms. Na Lai Chiu, the chairperson of the Company’s board of directors, Mr. Shing Yung Ma, a director and the chief executive officer of the Company, and SC China Holdings Limited, on behalf of funds managed and/or advised by it and its and their affiliates. On March 18, 2014, Yiheng Capital, LLC (“Yiheng”), on behalf of funds managed and/or advised by it and its and their affiliates, joined the consortium of investors (the “Consortium”).

Immediately following the consummation of the transactions contemplated under the Merger Agreement, Parent will be beneficially owned by (i) Ms. Na Lai Chiu, (ii) Valuetrue Investments Limited, a British Virgin Islands company wholly-owned by Ms. Na Lai Chiu (“Valuetrue Investments”), (iii) Mr. Shing Yung Ma, (iv) Grow Grand Limited, a British Virgin Islands company wholly-owned by Mr. Shing Yung Ma (“Grow Grand”), (v) Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital China Growth Fund I, L.P., Sequoia Capital China Growth Partners Fund I, L.P. and Sequoia Capital China GF Principals Fund I, L.P. (collectively, “Sequoia”), (vi) YH Greenhouse, LLC, a Delaware limited liability company (“YH Greenhouse”), (vii) SIG China Investments One, Ltd., a Cayman Islands company (“SIG”), (viii) Honeycomb Assets Management Limited, a British Virgin Islands company (“Honeycomb”), (ix) Limewater Limited, a British Virgin Islands company (“Limewater”), (x) Natural Eternity Limited, a British Virgin Islands company (“Natural Eternity”), (xi) Win Seasons Holdings Limited, a Hong Kong company (“Win Seasons”), (xii) Pacven Walden Ventures VI, L.P. and Pacven Walden Ventures Parallel VI, L.P., Cayman Islands limited partnerships (collectively, “Pacven”), and (xiii) Mr. Ming Ho Lui (together with Ms. Na Lai Chiu, Valuetrue Investments, Mr. Shing Yung Ma, Grow Grand, Sequoia, YH Greenhouse, SIG, Honeycomb, Limewater, Natural Eternity, Win Seasons and Pacven, the “Rollover Shareholders”).

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”) and each of the Company’s ordinary shares issued and outstanding immediately prior to the effective time of the Merger (including ordinary shares represented by ADSs) will be cancelled in consideration for the right to receive US$0.0812 per ordinary share or US$4.06 per ADS, in each case, in cash and without interest, except for (i) the ordinary shares and ADSs beneficially owned by Parent, any wholly-owned subsidiary of Parent (including Merger Sub) or the Rollover Shareholders, all of which will be cancelled at the effective time of the Merger for no consideration, and (ii) ordinary shares owned by holders who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 238 of the Companies Law of the Cayman Islands, which ordinary shares will be cancelled at the effective time of the Merger for the right to receive the value of such shares in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands.

The Consortium intends to fund the Merger through a combination of the proceeds from (a) a cash investment by Yiheng pursuant to an equity commitment letter dated July 30, 2014 from Yiheng, and (b) a term loan from China Minsheng Banking Corp., Ltd., Hong Kong Branch (“Minsheng Bank”), pursuant to a facility agreement dated July 30, 2014. Each of Valuetrue Investments, Grow Grand, Sequoia and Yiheng has also entered into a limited guarantee in favor of the Company pursuant to which they have agreed to guarantee certain payment obligations of Parent and Merger Sub under the Merger Agreement.

The Company’s board of directors, acting upon the unanimous recommendation of the special committee (the “Special Committee”) formed by the board of directors, unanimously approved the Merger Agreement and the Merger and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the Merger. The Special Committee, which is comprised solely of independent directors of the Company who are unaffiliated with Parent, Merger Sub or any of the management members of the Company, exclusively negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Merger, which is currently expected to close during the second half of 2014, is subject to customary closing conditions as well as the approval by an affirmative vote of holders of the Company’s ordinary shares representing at least two-thirds of the ordinary shares present and voting in person or by proxy as a single class at a meeting of the Company’s shareholders which will be convened to consider the approval of the Merger Agreement and the Merger. As of the date of the Merger Agreement, the Rollover Shareholders beneficially own in aggregate approximately 79.70% of the Company’s outstanding shares and, pursuant to a Rollover and Support Agreement they have entered into with Parent, each Rollover Shareholder has agreed, among other things, to vote all of his, her or its ordinary shares of the Company and ADSs in favor of the authorization and approval of the Merger Agreement and the Merger. If completed, the Merger will result in the Company becoming a privately-held company and its ADSs will no longer be listed on NASDAQ.

Duff & Phelps LLC is serving as financial advisor to the Special Committee. Akin Gump Strauss Hauer & Feld LLP is serving as U.S. legal advisor to the Special Committee and Maples and Calder is serving as Cayman Islands legal advisor to the Special Committee. Latham & Watkins LLP is serving as U.S. legal advisor to the Company.

Weil, Gotshal & Manges LLP is serving as U.S. legal advisor to the Consortium and Walkers is serving as Cayman Islands legal advisor to the Consortium. Skadden, Arps, Slate, Meagher and Flom LLP is serving as U.S. legal advisor to Sequoia. Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP is serving as U.S. legal advisor to Yiheng. White & Case LLP is serving as Hong Kong legal advisor to Minsheng Bank and Mourant Ozannes is serving as Cayman Islands legal advisor to Minsheng Bank.

Additional Information about the Transaction

The Company will furnish to the Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the proposed transactions described in this announcement, which will include the Merger Agreement. All parties desiring details regarding the Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the Merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE

COMPANY, THE MERGER AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:

Le Gaga Holdings Limited

Unit 1105, The Metropolis Tower, 10 Metropolis Drive

Hung Hom, Kowloon, Hong Kong

Phone: +852-3162-8585

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from shareholders with respect to the Merger. Information regarding the persons or entities who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the Merger when it is filed with the SEC. Information regarding certain of these persons and their beneficial ownership of the Company’s ordinary shares as of June 30, 2013 is also set forth in the Company’s Form 20-F, which was filed with the SEC on October 24, 2013. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the Merger proceed.

About Le Gaga Holdings Limited (NASDAQ:GAGA)

Le Gaga is a leading greenhouse vegetable producer in China. The Company sells and markets greenhouse vegetables such as peppers, tomatoes, cucumbers and eggplants, as well as green leafy vegetables to wholesalers, institutional customers and supermarkets in China and Hong Kong. The Company has successfully built a trusted brand among its customers.

The Company currently operates farms in the Chinese provinces of Fujian, Guangdong and Hebei. Leveraging its large-scale greenhouses, proprietary horticultural know-how and comprehensive database, the Company specializes in producing and selling high-quality, off-season vegetables during the winter months.

Cautionary Statement concerning Forward Looking Statements

This news release may include certain statements that are not descriptions of historical facts, but are forward -looking statements. These forward—looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward -looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders, the possibility that competing offers will be made, the possibility that various closing conditions for the Merger may not be satisfied or waived, and other risks and uncertainties discussed in Le Gaga’s filings with the U.S. Securities and Exchange Commission, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. Le Gaga does not undertake any obligation to update any forward -looking statement, except as required under applicable law.

For further information about Le Gaga, please visit the Company’s website at www.legaga.com.hk. For more information, please contact:

For more information, please contact:

PRChina

Jane Liu	Henry Chik

Tel: (852) 2522 1838	Tel: (852) 2522 1368

Email: jliu@prchina.com.hk	Email: hchik@prchina.com.hk